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SEC

19005689

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SEC Mail Processing Section FEB 25 2019 Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-66756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TUOHY BROTHERS INVESTMENT RESEARCH, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 MADISON AVENUE, 10th FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILINA STAMOVA 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPHAEL, SANDERS, GOLDBERG, NIKPOUR COHEN & SULLIVAN, CPAs
(Name – *if individual, state last, first, middle name*)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JUDSON TUOHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOUHY BROTHERS IVESTMENT RESEARCH, INC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2/22/2019

Notary Public

DOROTHY V LABATTAGLIA
Notary Public – State of New York
NO. 01LA6367567
Qualified in Kings County
My Commission Expires Nov 20, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TUOHY BROTHERS INVESTMENT RESEARCH, INC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

TUOHY BROTHERS INVESTMENT RESEARCH, INC

TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Tuohy Brothers Investment Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tuohy Brothers Investment Research, Inc. (the "Company") (a New York corporation), as of December 31, 2018, and the related notes to the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tuohy Brothers Investment Research, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2008.

Woodbury, New York
February 19, 2019

TUOHY BROTHERS INVESTMENT RESEARCH, INC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

ASSETS		
Cash	$	101,091
Due from brokers		299,519
Firm Investments		229,337
Advance to shareholder		200,000
Commissions receivable		39,052
Offering receivable		19,822
Security deposit		14,425
Prepaid expenses and other assets		15,137
Total assets	$	918,383
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	32,873
Total liabilities		32,873
Stockholder's equity		
Capital stock		150,000
Additional paid-in capital		731,100
Retained earnings		4,410
Total stockholder's equity		885,510
Total liabilities and stockholder's equity	$	918,383

The accompanying notes are an integral part of thIS statement.

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1 - Organization and Nature of Business

Tuohy Brothers Investment Research, Inc. (the "Company"), formerly Links Edge, Inc., was organized under the laws of the State of New York in October, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 which requires the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The Company is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes
The Company has elected to report taxable income as an "S" Corporation per the Internal Revenue Code and New York State tax law. Therefore, no provisions for federal or New York State taxes are made by the Company. The Company is a taxable entity in the City of New York. Members of an "S" Corporation are individually taxed on their pro-rata share of the Company's earnings.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2018 and February 19, 2019 which is the date the financial statement was available to be issued for possible disclosure and recognition in the financial statement.

Note 3 - Concentrations of Credit Risk

Uninsured Cash Balances
Cash balances maintained with a bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company on occasion exceeds the insured balance amount during the year.

Commissions Receivable Credit Risk
Commissions receivable were substantially all collected subsequent to the date of the statement of financial condition.

Note 4 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2018, the Company had net capital of $589,958,which exceeded its requirement of $100,000 by $489,958. Aggregate indebtedness was $32,873. The Company's net capital percentage was 5.57% of aggregate indebtedness to net capital.

Note 5 – Revenue Recognition Standard ASC-606

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company has assessed the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows and has determined that all revenues have been full earned as of December 31, 2018.

The Company's customers buy and sell securities using the Company's platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No deferred revenue would be applicable as of the end of the fiscal year. .

Note 6 - Commitments

The Company leases office space on a month-to-month basis. Terms of the lease stipulate that either the Company or its landlord must provide either party with two calendar months written notice of intention to terminate. Total lease expense for the year ended December 31, 2018 was approximately $70,773.

Note 7 - Financial Instruments with Off-balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for institutional and individual investors. The Company's transactions are collateralized and executed with, and on behalf of banks, broker/dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk regarding non-performance of customers fulfilling contractual obligations pursuant to securities transactions may require the Company to liquidate collateral to satisfy the obligation.

Note 7 - Financial Instruments with Off-balance Sheet Credit Risk (Continued)

The agreement between the Company and its clearing broker obligates the Company to assume any exposure for customer nonperformance. The Company addresses these risks by requiring customers to maintain margin collateral in order to comply with regulatory requirements and clearing broker internal guidelines. The Company monitors customer activity from information it receives from its clearing broker daily, requiring customers to deposit additional collateral, or reduce positions accordingly.

Note 8 - Employee Benefit Plan

The Company has established a Defined Contribution Plan for its employees under Section 401(k) of the Internal Revenue Code. The Plan allows an employee of the company to defer a portion of his or her salary. The company not required to make any nor has it made contributions on behalf of the employees.

Note 9 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statement. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2018:

Description	Level 1	Level 2	Level 3
Certificate of Deposits	$ 140,650	$ -	$ -
Mutual Funds	88,687	-	-
	$ 229,337	$ -	$ -

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

There were no transfers between Level measurements during the period ended December 31, 2018. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2018.